Cellular Biomedicine Group, Inc.
1345 Avenue of the Americas
15th Floor
New York, New York 10105

June 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Financial Services
100 F Street, N.E.
Washington, DC 20549
Attn: Mark Burnhofer

Re: Cellular Biomedicine Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 19, 2019

File No. 001-36498

Dear Mr. Burnhofer:

Cellular Biomedicine Group, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 24, 2019, regarding the Company’s Form 10-K previously filed on February 19, 2019 and the Company’s Form 10-Q previously filed on April 30, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 67

1.
We acknowledge your response to prior comment 5 indicating that you track your research and development (R&D) expenses separately by your various pipeline programs, mainly stem cell and oncology. Although you may operate/report in only one segment, your R&D expenses have increased substantially in recent years. You also indicate on page 38 of your March 31, 2019 Form 10-Q your expectation of continued losses and your intent to fund future operations, in part, through additional public debt or equity offerings. Please represent to us that, included in the expanded disclosure of the types of R&D costs incurred and the concentration of effort expended as indicated in your response, you will disclose the R&D expenses incurred by each broad pipeline program.

RESPONSE: In response to Staff’s comment, the Company undertakes to expand its future disclosures by expanding its description of R&D costs incurred and the concentration of effort expended. Although the Company does not track its R&D costs by pipeline programs, it intends to provide a breakdown of R&D costs that is consistent with the Company’s recordkeeping practices, namely, as categorized by those product candidates undergoing (i) research, which will primarily include pre-clinical studies, and (ii) development, which will primarily include clinical development and studies underway.

Notes to Consolidated Financial Statements
Note 3: Summary of Significant Accounting Policies
Investments, page F-12

2.
We acknowledge your response to prior comment 7. Although your proposed revised policy disclosure indicates that you apply either the equity method or the "measurement alternative" identified in your response to your equity investments without readily determinable fair values, you indicate on the top of page 4 of your response that you measure such investments at fair value. Please revise your proposed policy disclosure to state that you measure your equity investments without readily determinable fair values at fair value.

RESPONSE: In response to Staff’s comment, the Company undertakes to revise its description of its investment accounting policy as follows:

“Equity investments with or without readily determinable fair values are measured at fair value with changes in the fair value recognized through other income (expense), net.”

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Sarah Williams, Esq., at swilliams@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Bizuo Liu
Bizuo Liu, Chief Executive Officer and Chief Financial Officer
Cellular Biomedicine Group, Inc.

cc: Ellenoff Grossman & Schole LLP